Exhibit 99.1

Volvo: Issue of Bond Loans

STOCKHOLM, Sweden--(BUSINESS WIRE)-- Regulatory News:

Volvo Treasury AB (publ) (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) has decided to issue two SEK 500 million bond loans under its EMTN (Euro Medium Term Note) programme. The bond loans will be issued on November 26th, 2007 with a maturity on November 26th, 2009; one bond loan has a fixed interest rate and the other one has a floating three month interest rate. This information and a link to full details of the issues, including the reasons of the issues, is found on Volvo's web site http://www.volvo.com/group/global/en-gb/investors/bondholder_info/emtn _programme/

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According to the Swedish Securities Market Act (SFS 2007:528) Volvo Treasury AB (publ) has an obligation to make public the above information. The information was published on November 23, 2007 at 10:30 CET.

The Volvo Group is one of the world’s leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 100,000 people, has production facilities in 19 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Göteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

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CONTACT:
Volvo
Christer Johansson, +46 31 66 13 34.